Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

March 13, 2014

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.
Amendment No. 5 to
Registration Statement on Form S-1
Filed February 24, 2014
File No. 333-191471

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc., we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated March 7, 2014 relating to Amendment No. 5 to the Company’s Registration Statement on Form S-1 filed on February 24, 2014 (“Amendment No. 5”). The responses below have been numbered to correspond with the comments in your March 7, 2014 letter. We are including a courtesy marked copy of the Company’s Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) indicating the changes made thereon from Amendment No. 5 filed with the Commission.

General

1.	We note that you filed this amendment on February 24, 2014, which is 55 days after your December 31, 2013 fiscal year end. Under Rule 8-08(b) of Regulation S-X, Smaller Reporting Companies whose effective date falls after 45 days but within 90 days of the end of the fiscal year are not required to provide the audited financial statements for such year end provided that certain conditions are met. It appears you have not met conditions (2) and (3) of this section. Specifically, it does not appear from the interim financial information already presented that you could reasonably and in good faith expect to earn net income from continuing operations, nor does it appear from the audited financial information for the years ended December 31, 2012 and 11, the two most recent fiscal years, that you made net income from continuing operations in either year. As such, please update your financials in accordance with Rule 8-08 of Regulation S-X.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2014

Company Response 1:

The Company respectfully informs the Staff that Amendment No 6 includes updated financials.

Outside Front Cover Page of Prospectus

2.	We note your response to our prior comment 1 and we re-issue it. For the exercise price of the warrants being offered by the company, please fill in either a range of the per share exercise price for the warrants or the % of the public offering price of the common stock as the per share exercise price of the warrants prior to effectiveness. Similarly revise under “Common Stock Purchase Warrants,” at page 69.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 6 reflects the requested information.

Principal Stockholder and Selling Stockholders, page 64

3.	We note your response to our prior comment 6 and reissue the comment. We are unable to locate the revision to which you refer in your response letter. Please revise the last phrase of the first paragraph “not be offered or sold in the offering” to clarify that the securities being registered on behalf of the selling stockholders are not being offered as part of the “primary offering” rather than the “offering.” We note that the securities being offered for resale are in fact part of the offering you are registering with this registration statement.

Company Response 3:

The Company respectfully informs the Staff that Amendment No. 6 reflects the requested change.

Description of Securities to be Registered, page 69

4.	We note your response to our prior comment 7, and we reissue in part. Please revise to clarify for how many shares each Underwriter Compensation Warrant is exercisable.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 6 includes the requested information.

Underwriter Compensation Warrants, page 74

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2014

5.	Please also clarify how many warrants are being issued to each of Roth Capital Partners and Northland Capital Markets.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 6 includes the requested information.

Exhibit 5.1

6.	In this regard, in the 5.1 opinion, it appears that all 125,000 of the Underwriter Compensation Warrants are attributed to Roth. Please revise or advise.

Company Response 6:

The Company respectfully informs the Staff that Greenberg Traurig, LLP’s revised opinion reflects that the Underwriter Compensation Warrants are being issued to both Roth Capital Partners and Northland Capital Markets.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated March 7, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with prior letters from the Staff, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee, Shareholder

ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated March 13, 2014,

addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Enerpulse Technologies, Inc.

/s/ Joseph E. Gonnella

Joseph E. Gonnella, Chief Executive Officer